UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MAXLINEAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	14-1896129
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5966 La Place Court, Suite 100 Carlsbad, California 92008
(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.0001 par value per share	The New York Stock Exchange, Inc.

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

On March 18, 2010, MaxLinear, Inc. (the “Company,” “we,” “us” and “our”) filed a registration statement on Form 8-A (the “Initial 8-A”) with the Securities and Exchange Commission in connection with our initial public offering and the listing of our Class A common stock on the New York Stock Exchange.

On March 29, 2017, all outstanding shares of our Class A common stock, par value $0.0001 per share (the “Class A shares”), and Class B common stock, par value $0.0001 per share (the “Class B shares”), automatically converted into a single class of common stock (the “Conversion”) pursuant to the terms of our Fifth Amended and Restated Certificate of Incorporation (the “Certificate”). No additional Class A shares or Class B shares will be issued following the Conversion.

The Conversion occurred pursuant to Article IV, Section E.3 of the Certificate, which provided that each one issued share of Class A common stock and each one issued share of Class B common stock would convert automatically, without any further action, into one share of our common stock, par value $0.0001 per share (the “Common Stock”), at 5:00 p.m. New York City time on the first trading day falling on or after the seventh anniversary of our initial public offering.

Also in accordance with Article IV, Section E.3 of the Certificate, and as required by Section 243 of the Delaware General Corporation Law (“Section 243”), we filed a certificate with the Secretary of State of the State of Delaware effecting the retirement and cancellation of the Class A shares and Class B shares (the “Certificate of Retirement”). Pursuant to Section 243, the Certificate of Retirement had the additional effect of amending the Certificate to eliminate the obsolete provisions relating to the dual-class common stock structure.

Prior to the Conversion, the Class A shares and Class B shares had the same rights and privileges and ranked equally, shared ratably in dividends and distributions and were identical in all respects, except that each holder of Class A shares was entitled to one vote per share and holders of Class B shares were entitled to ten votes per share with respect to transactions that would result in a change of control of the Company or that related to our equity incentive plans. In addition, holders of Class B shares had the exclusive right to elect two members of our Board of Directors, each referred to as a Class B Director. Following the Conversion, each share of Common Stock will be entitled to one vote per share and otherwise have the same designations, rights, powers and preferences as the Class A shares prior to the conversion. In addition, holders of the common stock will vote as a single class of stock on any matter that is submitted to a vote of stockholders.

This Amendment No. 1 to Form 8-A amends and restates the Initial Form 8-A to reflect the elimination of the dual class structure.

Item 1. Description	of Registrant’s Securities to be Registered.

General

The following summary description of our capital stock is based on the provisions of the Certificate, our amended and restated bylaws (the “Bylaws”) and the applicable provisions of the Delaware General Corporation Law. This information may not be complete in all respects and is qualified entirely by reference to the provisions of the Certificate, the Bylaws and the Delaware General Corporation Law.

Our authorized capital stock consists of 550,000,000 shares of Common Stock and 25,000,000 shares of undesignated preferred stock, par value $0.0001 per share. The rights, preferences and privileges of the preferred stock may be designated from time to time by our board of directors. In addition, our authorized capital stock includes 441,123,947 Class A shares and 493,430,200 Class B shares, which represents Class A shares and Class B shares that were authorized but unissued at the time of the Conversion. No additional Class A shares or Class B shares will be issued following the Conversion.

As of March 29, 2017, there were 65,445,853 shares of Common Stock and no shares of preferred stock issued and outstanding. Our outstanding Common Stock was held by 100 stockholders of record as of such date. As of March 29, 2017, we also had outstanding options to acquire 2,934,465 shares of Common Stock and 3,644,652 shares of Common Stock that were issuable upon vesting of restricted stock units.

Common Stock

Voting. Each holder of our Common Stock is entitled to one vote for each share held of record on any matter submitted to a vote of stockholders. The Certificate does not provide for cumulative voting for the election of directors.

Dividends and Distributions. Subject to preferences that may apply to any outstanding shares of preferred stock, the holders of Common Stock will be entitled to receive ratably any dividend or distribution of cash, property or shares of our capital stock that is paid or distributed by the Company.

Liquidation Rights. Upon our liquidation, dissolution or winding up, holders of our Common Stock will be entitled to share ratably in all assets remaining after payment of any liabilities and the liquidation preferences and any accrued or declared but unpaid dividends, if any, with respect to any outstanding shares of preferred stock.

No Preemptive, Conversion or Redemption Rights. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into other securities. There are no redemption or sinking fund provisions applicable to our Common Stock.

Subject to Rights of Preferred Stock. The rights of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of holders of any shares of preferred stock that we may designate and issue in the future.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to designate and issue up to 25,000,000 shares of preferred stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of preferred stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until our Board of Directors determines the specific rights of the holders of preferred stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of Common Stock;

•	reducing the likelihood that holders of Common Stock will receive dividend payments;

•	reducing the likelihood that holders of Common Stock will receive payments in the event of our liquidation, dissolution, or winding up; and

•	delaying, deterring or preventing a change-in-control or other corporate takeover.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our Certificate and Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. We believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Certificate of Incorporation and Bylaws

Our Certificate and Bylaws include provisions that:

•	authorize our board of directors to issue, without further action by the stockholders, up to 25,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, our chairman of the board of directors, or the President of the Company;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause;

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;

•	specify that no stockholder is permitted to cumulate votes at any election of directors; and

•	require supermajority votes of the holders of our Common Stock to amend special provisions of our charter documents.

Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of Common Stock held by our stockholders.

The provisions of Delaware law and our Certificate and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Computershare Trust Company, N.A. Its address is 250 Royall Street, Canton, Massachusetts 02021.

Listing on The New York Stock Exchange

Our common stock is listed on the New York Stock Exchange under the symbol “MXL.”

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Retirement.

3.2	Fifth Amended and Restated Certificate of Incorporation of MaxLinear, Inc. (incorporated by reference to Exhibit 3.5 of the Registrant’s Registration Statement on Form S-1 and all amendments thereto (Registration No. 333-162947)).

3.3	Amended and Restated Bylaws of MaxLinear, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2017 (File No. 001-34666)).

4.1	Form of Common Stock Certificate.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 30, 2017	MAXLINEAR, INC.

	By:	/s/Kishore Seendripu, Ph.D. Kishore Seendripu, Ph.D. President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Certificate of Retirement.

3.2	Fifth Amended and Restated Certificate of Incorporation of MaxLinear, Inc. (incorporated by reference to Exhibit 3.5 of the Registrant’s Registration Statement on Form S-1 and all amendments thereto (Registration No. 333-162947)).

3.3	Amended and Restated Bylaws of MaxLinear, Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on February 16, 2017 (File No. 001-34666)).

4.1	Form of Common Stock Certificate.